Exhibit 99.25

CONSENT OF STACY FREUDIGMANN

The undersigned hereby consents to the inclusion or incorporation by reference in the Annual Report on Form 40-F (“Annual Report”) being filed by B2Gold Corp. (the “Company”), for the year ended December 31, 2023, including any extracts from or exhibits thereto, and the references to, and summaries of the technical information derived from, the National Instrument (NI) 43-101 Technical Report 2021 Updated Feasibility Study for the Goose Project at the Back River Gold District, Nunavut, Canada, dated effective 15 January 2021 (the "Technical Report"), and in each case, to the extracts, exhibits or references, as applicable to the undersigned's name, as an expert or qualified person in or incorporated by reference into the Annual Report, the registration statement on Form F-3D (No. 333-274310) and the registration statements on Form S-8 (No. 333-192555, No. 333-200228, No. 333-206811, No. 333-218710, No. 333-226063, No. 333-232158, No. 333-239197 and No. 333-273659) of B2Gold Corp.

Stacy Freudigmann, P. Eng. F.Aus.IMM.
March 14, 2024